Press Release

GreenPower Announces US$10 Million Financing and

US$2.95 Million in Standby Letter of Credit Facilities

Vancouver, Canada, January 8, 2026 - GreenPower Motor Company Inc. (Nasdaq: GP) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector, today announced that it has received credit approval from CIBC for $5 million in financing facilities, comprised of a $3 million revolving line of credit and a $2 million term loan with a three year term. Additionally, the Company has received credit approval from CIBC to enter into a letter of credit of $450,000, secured by cash collateral, and a letter of credit facility of up to $2.5 million, which is subject to approval from another financial institution. GreenPower’s transaction with CIBC is subject to finalizing documentation, as well as satisfaction of all closing conditions, and all parties are actively working towards a timely completion. In addition, GreenPower has announced that it has closed $5 million in term loans from two family offices, which have provided personal joint and several guarantees in support of these credit facilities. A portion of the net proceeds from the financings will be used to repay and close the Company’s existing operating line of credit, with the remainder used for general corporate purposes. These transactions represent an important step in the recapitalization of the Company and will allow GreenPower to accelerate production of all-electric vehicles to fulfil existing customer orders.

The Company has agreed to issue 3,205,128 non-transferable share purchase warrants (each, a "Loan Bonus Warrant") to one of the family offices. Each Loan Bonus Warrant entitles the holder to purchase one common share of the Company (each, a "Share") at an exercise price of US$0.78 per Share for a period of thirty-six (36) months from the closing date of the Loan. In addition, the Company has agreed to issue to one of the family offices an aggregate of 641,025 Shares (each a "Loan Bonus Share"). The family offices are each considered to be a "related party" within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101") and each of the loans with the family offices and issuance of Loan Bonus Warrants and Loan Bonus Shares, as applicable, is considered to be a "related party transaction" within the meaning of MI 61-101 but each is exempt from the formal valuation requirement and minority approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(g) and 5.7(e) of MI 61-101.

All securities issued in connection with the loans with the family offices will be subject to a statutory hold period of four months plus a day from the closing of the loan in accordance with applicable securities legislation.

For further information contact:

Fraser Atkinson, CEO

(604)220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO

(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis.  GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. For further information go to  www.greenpowermotor.com

Forward-Looking Statements

This news release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's estimates, forecasts and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by these forward-looking statements. These statements include statements regarding: that the Company will finalize and execute the documentation for the financing facilities and the standby letter of credit facilities and that GreenPower will accelerate production of all-electric vehicles to fulfil existing customer orders.  You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that such statements are reasonable and reflect expectations of future developments and other factors which management believes to be reasonable and relevant, the Company can give no assurance that such expectations will prove to be correct. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that market fundamentals will support the viability of zero emission vehicles, the availability of all government awards and incentives, the availability of financing necessary for its continued operations, the availability of expertise required for the Company to carry out its planned future activities and product developments, the availability of and the ability to retain and attract qualified personnel, and the ability to maintain and strengthen its strategic partnerships in the industry. The outcome of the events described in these forward-looking statements is subject to known and unknown risks, uncertainties, and other factors that may cause the Company's actual results, performance, or achievements to differ materially from those described in the forward-looking statements, including, among other things: the impact of macroeconomic uncertainties and market volatility; the Company's financial performance, including expectations regarding its results of operations and the assumptions underlying such expectations, and ability to achieve and sustain revenues and achieve profitability; the Company's ability to attract and retain customers; the Company's ability to comply with modified or new industry standards, laws and regulations applying to its business, and increased costs associated with regulatory compliance. Forward-looking statements represent the management's beliefs and assumptions only as of the date such statements are made.  Readers should also refer to the risk disclosures outlined in the Company's disclosure documents filed from time-to-time with the Securities and Exchange Commission at www.sec.gov and SEDAR+ at www.sedarplus.ca. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by applicable law, including the securities laws of the United States and Canada.

©2026 GreenPower Motor Company Inc. All amounts are denominated in US dollars. All rights reserved.